

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2018

Jeffrey J. Parker
Chief Executive Officer
Square Chain Corporation
3609 Hammerkop Dr.
North Las Vegas, NV 89084

> **Re: Square Chain Corporation**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed June 15, 2018**
> **File No. 024-10835**

Dear Mr. Parker:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2018 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Risk Factors, page 4

1.   We continue to note that your subscription agreement contains an exclusive forum provision. Please provide a risk factor that highlights the impact of such provision on shareholder rights. Refer to prior comment 1.

2.   Your response to prior comment 2 indicates that you amended the bylaw regarding director removal. We note, however, that directors still may only be removed for cause. Please provide a risk factor that highlights the impact of this provision on shareholder rights.

General

3.   Your revised disclosure in response to prior comment 12 indicates that you will derive revenue from selling your blockchain applications through B to B software distribution channels, monetizing investments in blockchain applications developed by third parties, and participating in joint ventures or partnerships with companies that can benefit from your blockchain applications. Please expand the description of your proposed business to specifically address how you intend to generate revenue from each of your anticipated business activities. Discuss your expected role and responsibilities with regard to the blockchain applications that you will sell to companies for use in their respective business. Further, to the extent material, disclose any risks or challenges associated with your proposed business model and how that will impact your ability to attain profitability.

        You may contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or Jan Woo, Legal Branch Chief, at (202) 551-3453 if you have any questions.

                                                Division of Corporation Finance
                                                Office of Information Technologies
                                                and Services

cc: John E. Lux, Esq.